Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Better World Acquisition Corp. (the “Company”) on Amendment 2 to S-1 File No. 333-249374 of our report dated August 31, 2020, except for Note 8 as to which the date is November 9, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the financial statements of Better World Acquisition Corp. as of August 7, 2020 and for the period from August 5, 2020 (inception) through August 7, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

November 9, 2020